Disaffiliation of a related company
1. Disaffiliated company

Name of the company: Hallim Venture Capital

Name of the Representative Director: Yong Seung Cho

Paid-in capital (KRW): 25,700,000,000

Total assets (KRW): 14,776,000,000

Business area: venture capital

2. Name of company group: KT

3. Reasons for the disaffiliation: Notice from the Fair Trade Commission that the company is no longer classified as an affiliate of a Large Corporate Group

4. Percentage of shares after disaffiliation: 13.4%

5. Number of affiliated companies after disaffiliation: 10

6. Date when disaffiliation is confirmed: November 3, 2005

Disaffiliation of an Affiliated Company
1. Disaffiliated company

Name of the company: Bexcell Corp.

Name of the Representative Director: Joong Soo Kim

Paid-in capital (KRW): 1,367,000,000

Total assets (KRW): 36,341,000,000

Business area: manufacturing of batteries

2. Name of company group: KT

3. Reasons for disaffiliation: Notice from the Fair Trade Commission that the company is no longer classified as an affiliate of a Large Corporate Group

4. Percentage of shares after disaffiliation: 54.9%

5. Number of affiliated companies after disaffiliation: 9

6. Effective date of the disaffiliation: November 3, 2005